UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

State National Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85711T 305

(CUSIP Number)

Bradford Luke Ledbetter

c/o State National Companies, Inc.

1900 L. Don Dodson Drive

Bedford, Texas 76021

(817) 265-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85711T 305		13D

1	Name of Reporting Persons Bradford Luke Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 859,432

	8	Shared Voting Power 4,748,940

	9	Sole Dispositive Power 859,432

	10	Shared Dispositive Power 4,748,940

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,608,372

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.7%

14	Type of Reporting Person IN

CUSIP No. 85711T 305	13D

Item 1.                          Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of State National Companies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021.

Item 2.                          Identity and Background

(a)            This statement is filed by Bradford Luke Ledbetter (“Luke Ledbetter”).

(b)            The business address for Luke Ledbetter is c/o State National Companies, Inc., 1900 L. Don Dodson Drive, Bedford, Texas 76021.

(c)             Luke Ledbetter is Vice President of Business Development and Associate General Counsel of the Issuer.

(d)            Luke Ledbetter has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             Luke Ledbetter has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)              Luke Ledbetter is a citizen of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration

The 5,608,372 shares of Common Stock described herein consist of the following: (i) 100 shares held by Luke Ledbetter individually as a result of an equity grant made to him under the Issuer’s 2014 Long-Term Incentive Plan in July 2014; (ii) 648,120 shares held by the Bradford Luke Ledbetter 1999 Grantor Trust No. 2 for which he serves as co-trustee with Lonnie K. “Trace” Ledbetter, III, with whom he shares voting and dispositive power over such shares; (iii) 3,499,476 shares held by the following trusts for which he serves as co-trustee with Terry Lee Ledbetter, Jr. (“Terry Ledbetter, Jr.”), with whom he shares voting power over such shares and with whom, together with an independent trustee, he shares dispositive power over such shares:  (A) 986,794 shares held by the Bradford Luke Ledbetter 2006 Grantor Trust No. 2; (B) 910,432 shares held by the Bradford Luke Ledbetter 2010 Grantor Trust No. 2; (C) 996,540 shares held by the Terry Lee Ledbetter, Jr. 2006 Grantor Trust No. 2; and (D) 605,710 shares held by the Terry Lee Ledbetter, Jr. 2010 Grantor Trust No. 2; (iv) 601,344 shares held by the Terry Lee Ledbetter, Jr. 1999 Grantor Trust No. 2 for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting and dispositive power over such shares; and (v) 859,332 shares held by The Ledbetter Family and Charitable Irrevocable 2012 Trust for which he serves as  sole trustee and has sole voting and dispositive power over such shares (the trusts referred to in (ii) — (iv) are referred to as the “New Trusts” and, together with the trust referred to in (v), are referred to as the “Trusts”).

CUSIP No. 85711T 305	13D

The shares of Common Stock held by the Trusts were originally acquired by Terry L. Ledbetter, Sr. (Luke Ledbetter’s father) in connection with the founding of the Issuer.  Terry L. Ledbetter, Sr. subsequently contributed such shares to certain trusts for which Luke Ledbetter was a trustee and/or a beneficiary (such trusts are referred to as the “Old Trusts”).  Subsequently, the New Trusts were created, and Luke Ledbetter was appointed as co-trustee for each of the New Trusts.  On February 13, 2015, an aggregate of 4,748,940 shares of Common Stock held by the Old Trusts were transferred to the New Trusts (the “Share Transfer Transactions”), and such shares are currently held by the New Trusts as described above.

Item 4.                          Purpose of Transaction.

The Issuer became a reporting company under the Securities Exchange Act of 1934, as amended, on October 30, 2014.  The purpose of this filing is to report the acquisition of beneficial ownership of Common Stock by Luke Ledbetter as a result of the Share Transfer Transactions on February 13, 2015.  Such shares of Common Stock, when aggregated with the acquisition of beneficial ownership of other shares of Common Stock of the Issuer by Luke Ledbetter in the past 12 months, exceed 2% of the Issuer’s outstanding Common Stock.

As noted above, Luke Ledbetter is an officer of the Issuer.  As such, he may participate in the planning and decisions of the board of directors and management of the Issuer.  Luke Ledbetter may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer.  Depending upon market conditions and other factors that Luke Ledbetter deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire.  Except as described above, Luke Ledbetter does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.  Luke Ledbetter reserves the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Issuer.

(a)            As of the date hereof, Luke Ledbetter beneficially owns 5,608,372 shares of Common Stock, which represents 12.7% of the Issuer’s 44,247,102 outstanding shares of Common Stock as of the date hereof.

(b)            Luke Ledbetter beneficially owns 5,608,372 shares of Common Stock, consisting of the following: (i) 100 shares held by Luke Ledbetter individually as a result of an equity grant made to him under the Issuer’s 2014 Long-Term Incentive Plan in July 2014; (ii) 648,120 shares held by the Bradford Luke Ledbetter 1999 Grantor Trust No. 2 for which he serves as co-trustee with Lonnie K. “Trace” Ledbetter, III, with whom he shares voting and dispositive power over such shares; (iii) 3,499,476 shares held by the following trusts for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting power over such shares and with whom, together with an independent trustee, he shares dispositive power over such shares:  (A) 986,794 shares held by the Bradford Luke Ledbetter 2006 Grantor Trust No. 2; (B) 910,432 shares held by the Bradford Luke Ledbetter 2010 Grantor Trust No. 2; (C) 996,540 shares held by the Terry Lee Ledbetter, Jr. 2006 Grantor Trust No. 2; and (D) 605,710 shares held by the Terry Lee Ledbetter, Jr. 2010 Grantor Trust No. 2; (iv) 601,344 shares held by the Terry Lee Ledbetter, Jr. 1999 Grantor Trust No. 2 for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting and dispositive power over such shares; and (v) 859,332 shares held by The Ledbetter Family and Charitable Irrevocable 2012 Trust for which he serves as  sole trustee and has sole voting and dispositive power over such shares.

CUSIP No. 85711T 305	13D

(c)             On February 13, 2015, an aggregate of 4,748,940 shares of Common Stock held by the Old Trusts were transferred to the New Trusts.

(d)            Not applicable.

(e)             Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Award Under the Issuer’s 2014 Long-Term Incentive Plan

In July 2014, the Issuer granted a non-qualified stock option to Luke Ledbetter to purchase 284,900 shares of Common Stock (the “Option”).  The Option has an exercise price equal to $10.00 and is subject to pro rata vesting over a three-year period, with full and immediate vesting upon termination of service on account of death or disability.  Upon Luke Ledbetter’s termination of service on account of resignation, his vested Option will remain exercisable for one year or, if earlier, the expiration of the Option.  Upon Luke Ledbetter’s termination of service on account of death or disability, his vested Option will remain exercisable for one year following such death or disability or, if earlier, the expiration of the Option.  Upon Luke Ledbetter’s termination of service for any other reason, his vested Option will remain exercisable for two years or, if earlier, the expiration of the Option.

Lock-Up Agreement

On June 25, 2014, the Issuer completed the sale of 31,050,000 shares of Common Stock in a private placement.  In connection with the private placement, various parties, including the Old Trusts, entered into lock-up agreements pursuant to which such parties agreed that they would not sell or otherwise transfer the shares of Common Stock owned by such party until April 28, 2015, without the written consent of the manager of the private placement, subject to limited exceptions.  As required by the lock-up agreement, the New Trusts have agreed to be bound by the terms of the lock-up agreement with respect to the shares of Common Stock transferred to them by the Old Trusts.

Item 7.                          Material to be Filed as Exhibits.

Exhibit A              Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement entered into by and between Luke Ledbetter and State National Companies, Inc. (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

Exhibit B              Form of Lock-Up Agreement entered into by and between, State National Companies, Inc. and each of its shareholders, directors and executive officers (incorporated by reference to Exhibit 99.1 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

By:	/s/ Bradford Luke Ledbetter
Name:	Bradford Luke Ledbetter